UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-5075

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PerkinElmer, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PerkinElmer, Inc.

940 Winter Street

Waltham, Massachusetts 02451

PERKINELMER, INC. SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008:	12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	14

INDEX TO EXHIBITS	15

23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Compensation and Benefits Committee

PerkinElmer, Inc. Savings Plan

Waltham, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the PerkinElmer, Inc. Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

June 25, 2009

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments — participant-directed — at fair value	$272,878,432	$378,118,502
Employer contributions receivable		1,256,956

Net assets available for benefits at fair value	272,878,432	379,375,458

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	3,703,528	573,717

NET ASSETS AVAILABLE FOR BENEFITS	$276,581,960	$379,949,175

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INVESTMENT (LOSS) INCOME:
Net (depreciation) appreciation in fair value of investments	$(116,493,237)	$22,681,000
Interest and dividend income	10,397,364	19,086,752

Net investment (loss) income	(106,095,873)	41,767,752

CONTRIBUTIONS:
Participant	19,798,846	16,685,224
Employer	9,424,532	7,894,298
Rollover contributions	2,555,950	2,401,116

Total contributions	31,779,328	26,980,638

DEDUCTIONS:
Benefits paid to participants	29,023,626	36,819,092
Administrative expenses	27,044	38,500

Total deductions	29,050,670	36,857,592

(DECREASE) INCREASE IN NET ASSETS	(103,367,215)	31,890,798

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	379,949,175	348,058,377

End of year	$276,581,960	$379,949,175

See notes to financial statements.

PERKINELMER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

The following description of the PerkinElmer, Inc. Savings Plan (the “Plan”), as in effect on December 31, 2008, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all domestic employees of PerkinElmer, Inc. (the “Company”) who are not members of a collective bargaining unit or who are members of a unit that specifically provides for participation in the Plan. The Plan also covers employees of each wholly owned domestic subsidiary that has entered into an agreement to adopt the Plan. The Plan is administered by an administrative committee (the “Plan administrator”), which has overall responsibility for interpreting the provisions of the Plan and providing the trustee with any information required in the discharge of its duties. Fidelity Management Trust Company (“FMTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Participation in the Plan is voluntary. As defined in the Plan, eligibility commences the date the employee completes an hour of service for the Company. Participants may elect to make voluntary before-tax or Roth 401(k) contributions of up to 100% of their eligible compensation subject to statutory limits. In order to maintain the Plan’s status as nondiscriminatory, the contribution amounts for highly compensated employees may be limited. Participants age 50 or over may be eligible to make additional contributions, subject to certain limitations. In addition, participants may elect to make after-tax contributions up to 16% of their eligible compensation, subject to certain limitations. Participants may also contribute amounts distributed to them by other qualified benefit plans.

The timing and amount of Company matching contributions are made based on the respective business unit for which the participant performs/performed services. Depending on the business unit, Company matching contributions are made on either a per-pay-period basis or on an annual basis. For employees on the annual basis, the matching contributions are made as of December 31 for all active participants and for participants who have terminated during the year due to death, permanent disability or retirement. Matching contributions are either in an amount equal to 100% of the first 5% of compensation or in an amount equal to 55% of the first 6% of compensation that a participant contributes to the Plan. The Plan was amended as of January 1, 2009 so that all employees, other than those eligible for the defined benefit plan, will receive matching contributions of 100% of the first 5% of compensation up to applicable Internal Revenue Service (“IRS”) limits. Employees eligible for the defined benefit plan will continue to receive matching contributions of 55% of the first 6% of compensation. As defined in the Plan, the Company may make supplemental contributions at its discretion. There were no supplemental contributions made during 2008 or 2007.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s supplemental contributions, if any, and allocations of Plan earnings and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures — Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service for certain participants and the respective business unit for which the participant performs/performed services. Participants are either immediately 100% vested in all Company contributions or are 100% vested in the Company’s contribution portion after three years of credited service.

In addition, if a participant terminates employment due to death, disability or retirement (as defined in the Plan), his or her account balance becomes 100% vested. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $5,041 and $256,035, respectively. Forfeited balances of terminated participants are used to reduce future Company contributions. The Company’s contribution was reduced by nonvested forfeitures of $341,866 and $105,948 for the years ended December 31, 2008 and 2007, respectively.

Investments — Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, common collective trusts and Company stock as investment options for participants.

Participant Loans — Participants may borrow from their fund accounts from a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates fixed for the term of the loan by the administrative committee based on interest rates currently being charged by commercial lending institutions. The period of repayment for any loan is determined by the plan administrator and the participant, but in no event shall that period exceed 60 months, unless the loan is used to purchase a principal residence, in which case, a longer payment period is permitted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are carried at fair value. Shares of commingled pools of assets (including the Fidelity Managed Income Portfolio II Fund and the Fidelity U.S. Equity Index Commingled Pool) are carried at the fair value determined by the fund manager, Fidelity Management and Research Company (“FMR Co.”). Shares of common stock, mutual funds, and the Company’s stock are carried at fair value, as evidenced by quoted market prices. Participant loans are stated at the outstanding loan balance, which approximates fair value.

The Managed Income Portfolio II Fund (the “Fund”) is a stable value fund within the Plan. The Fund may invest in investment contracts issued by insurance companies and other financial institutions, money market funds, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund is reported in the financial statements at fair value and adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Payments to participants are recorded upon distribution.

Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Company, as provided in the Plan document.

New Accounting Pronouncements — On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. Please refer to Note #3 for the fair value measurements of Plan investments.

On January 1, 2008, the Plan adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS Statement No. 115” (“SFAS No. 159”). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The Plan has not elected to measure any additional financial instruments and other items at fair value.

3.	FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the market in which the reporting entity would sell the asset with the price that maximizes the amount that would be received for the asset, considering transaction costs in the respective market(s) when determining the fair value measurement of assets recorded at fair value.

SFAS No. 157 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs) as a basis for considering market participant assumptions in fair value measurements. The fair value hierarchy established by SFAS No. 157 prioritizes the inputs discussed above as follows:

•	Level 1 Inputs - Quoted prices in active markets for identical assets that the plan has the ability to access at the measurement date.

•

Level 2 Inputs - Observable inputs (other than quoted prices included in level 1) either directly or indirectly observable for the asset that reflect assumptions market participants would use to price an asset based on market data obtained from sources independent of the plan.

•

Level 3 Inputs - Unobservable inputs that reflect the plan’s own assumptions about the assumptions that market participants would use to price an asset based on the best information available in the circumstances.

The following table shows the assets carried at fair value measured on a recurring basis at December 31, 2008 classified in one of the three classifications described above:

	Fair Value Measurements at December 31, 2008 Using:
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Total
	(In thousands)
Common stock	$5,203	$		$		$5,203
Mutual funds	153,995					153,995
Common collective trust funds			108,380			108,380
Participant loans					5,300	5,300

Total investments measured at fair value	$159,198		$108,380		$5,300	$272,878

The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds was obtained from quoted market prices as these instruments have active markets. Common collective trust funds are public investment securities valued using the Net Asset Value (“NAV”). The NAV is classified as a significant other observable input (level 2) because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments that are traded in active markets. The participant loans are valued at cost plus interest and are included at their carrying values, which approximates their fair values.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets Participant Loans
(In thousands)
Balance as of January 1, 2008	$4,967
Issuances, repayments, and settlements, net	333

Balance as of December 31, 2008	$5,300

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Fidelity Contrafund	$27,587,882	$46,334,767
Fidelity Growth Company Fund	28,260,694	51,987,285
Fidelity International Discovery Fund	13,890,032	29,074,931
Neuberger Berman Genesis Fund	14,340,490	20,401,945
Fidelity U.S. Equity Index Commingled Pool	17,116,402	29,473,062
Fidelity Managed Income Portfolio II	91,264,035	75,671,936

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as follows:

	2008		2007
Templeton Foreign Fund	$		$552,760
Templeton Developing Markets Fund			2,015,409
Old Mutual Mid Cap Fund			227,224
Neuberger Berman Genesis Fund		(8,014,650)	336,026
MSIF Emerging Markets Portfolio		(10,556,692)	(517,030)
Baron Small Cap Fund		(377,182)	(22,297)
Western Asset Core Plus Bond Portfolio FI		(1,578,756)	62,531
Fidelity Contrafund		(17,556,850)	4,806,504
Fidelity Equity — Income Fund		(7,633,467)	(1,052,931)
Fidelity Growth Company Fund		(20,698,510)	8,322,190
Fidelity Intermediate Bond Fund			(102,598)
Fidelity Balanced Fund			1,725,945
Fidelity International Discovery Fund		(12,122,879)	2,597,154
Fidelity Asset Manager 50% Fund			181,531
Fidelity Asset Manager 70% Fund			467,356
Fidelity Asset Manager 20% Fund			21,192
Fidelity Freedom Income Fund		(322,726)	(8,428)
Fidelity Freedom 2005 Fund		(685,443)	(12,417)
Fidelity Freedom 2010 Fund		(2,819,860)	(37,868)
Fidelity Freedom 2015 Fund		(3,182,869)	(22,104)
Fidelity Freedom 2020 Fund		(5,664,522)	(16,106)
Fidelity Freedom 2025 Fund		(3,692,909)	44,593
Fidelity Freedom 2030 Fund		(3,477,774)	52,770
Fidelity Freedom 2035 Fund		(1,558,843)	11,635
Fidelity Freedom 2040 Fund		(1,402,511)	9,776
Fidelity Freedom 2045 Fund		(181,294)	(2,870)
Fidelity Freedom 2050 Fund		(173,819)	(587)
Fidelity U.S. Equity Index Commingled Pool		(10,515,569)	1,625,238

		(112,217,125)	21,264,598

PerkinElmer Stock Fund		(4,276,112)	1,416,402

Net (depreciation) appreciation in fair value of investments		$(116,493,237)	$22,681,000

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMR Co., an affiliate of FMTC. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services provided by the trustee were $27,044 and $38,500 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held 366,726 and 366,135 shares, respectively, of common stock of the Company, the sponsoring employer. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income from the Company’s stock of $99,796 and $103,759, respectively.

6.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter, dated August 12, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (the “Code”). The Plan has

been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has on January 31, 2008, been submitted to the IRS for a determination letter as to its qualified status.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Investments — participant directed — at fair value per the financial statements	$272,878,432	$378,118,502
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,703,528	573,717

Investments per the Form 5500	$276,581,960	$378,692,219

******

SUPPLEMENTAL SCHEDULE

PERKINELMER, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
		Common collective trusts:
*	Fidelity Investments	Fidelity Managed Income Portfolio II	**	$91,264,035
*	Fidelity Investments	U.S. Equity Index Commingled Pool	**	17,116,402

		Total common collective trusts		108,380,437

		Mutual Funds:
	Morgan Stanley	MSIF Emerging Markets Portfolio	**	6,807,678
	Baron Funds	Baron Small Cap Fund	**	886,608
	Western Asset	Western Asset Core Plus Bond Portfolio FI	**	8,801,188
	Neuberger & Berman	Neuberger & Berman Genesis Fund	**	14,340,490
*	Fidelity Investments	Fidelity Contrafund	**	27,587,882
*	Fidelity Investments	Fidelity Equity-Income Fund	**	9,423,234
*	Fidelity Investments	Fidelity Growth Company Fund	**	28,260,694
*	Fidelity Investments	Fidelity International Discovery Fund	**	13,890,032
*	Fidelity Investments	Fidelity Freedom Income Fund	**	1,765,495
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	1,596,327
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	5,919,882
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	7,123,527
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	10,053,745
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	6,497,775
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	5,395,211
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	2,679,009
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	2,282,688
*	Fidelity Investments	Fidelity Freedom 2045 Fund	**	380,743
*	Fidelity Investments	Fidelity Freedom 2050 Fund	**	302,651

		Total mutual funds		153,994,859

*	PerkinElmer, Inc.	PerkinElmer Stock Fund		5,202,861

*	Plan participants	Loans to participants, with interest at rates of 3.7%–10.5%, maturity at various dates through 2038		5,300,275

		Total investments		272,878,432

		Adjustment from fair value to contract value for fully benefit-responsive investment contracts		3,703,528

		INVESTMENTS PER FORM 5500		$276,581,960

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan — Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PERKINELMER, INC. SAVINGS PLAN

/s/ Richard F. Walsh
Date: June 25, 2009	Richard F. Walsh, Chairman, Administrative Committee of the PerkinElmer, Inc. Savings Plan

Index to Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm